NEWS RELEASE

Canarc Appoints General Manager for El Compas Gold-Silver Mine

Vancouver, Canada – January 11, 2016 – Canarc Resource Corp. (“Canarc” or “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has appointed Mr. Alfonso Canseco as Interim General Manager for Canarc’s fully permitted El Compas Gold-Silver Mine (“El Compas”) in Zacatecas, Mexico, effective immediately. Based in our Zacatecas office, Mr. Canseco will be responsible for directing our efforts to bring the El Compas mine into production in 2016.

Mr. Canseco is a professional mining engineer with over 38 years of experience in mine management and mining operations. Between 2006 and 2014, Mr Canseco was the general manager at the La Negra Mine in Queretaro State, Mexico. During that time he was instrumental in expanding La Negra, from 800 into a 3,300 tonne per day, low cost mining operation using only the cash flow generated from operations. Mr Canseco’s career includes several other mine management positions at mining projects in Jalisco, Guerero, Queretaro and Zacatecas states in Mexico as well as engineering positions with IMMSA and Penoles.

The Company is anticipating to release this month the results of an NI 43-101 technical report including a preliminary economic assessment to bring the El Compas mine in production.

Mr. Catalin Chiloflischi, Canarc’s CEO, stated:

“Todays appointment of an experienced Mexican General Manager for the El Compas mine is the latest step for Canarc as we transition the company into a gold-silver producer. Mr. Canseco’s depth of experience and track record provides us with additional leadership and mine operating experience in Mexico. Mr. Canseco represents a cornerstone addition to our growing management team.”

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on advancing its El Compas project in production. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the merits of the mineral properties of Canarc, the future performance of Canarc, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.